         United States Securities and Exchange Commission
                    Washington, D.C. 20549

                          FORM 10-KSB
                           (Mark One)

[X]  Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange
      Act of 1934 for the Fiscal Year Ended December 31, 1999.
                               or
[ ]  Transition Report Pursuant to Section 13 or 15(d) of the Securities
      Exchange Act of 1934 For the Transition Period From     to      .

             Commission file number : 00-25679

              FIRST AMERICAN CAPITAL CORPORATION
     (exact name of registrant as specified in its charter)

  Kansas                                          48-1187574
State or other jurisdiction of             (I.R.S. Employer Identification
 incorporation or organiztion)                     number)


3360 S.W. Harrison Street, Suite 100
Topeka, Kansas  66611                          (785) 267-7077
(Address of principal executive offices)     (Telephone number)

          Securities registered pursuant to Section 12(b) of the Act:
                          Title of Each Class
                                  NONE

          Securities registered pursuant to Section 12(g) of the Act:
                          Title of Each Class

                      Common Stock, $.10 Par Value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities and Exchange Act of 1934 during the preceding 12 months (or for such shorter periods that the registrant was required to file such reports), and (2) has been subject
to such filing requirements for the past 90 days.   Yes [X]   No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-B is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this form 10-KSB [X]

State issuer's revenues for its most recent fiscal year: $1,634,277

             Applicable Only to Corporate Insurers

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practical date.

Common Stock, $.10 Par Value - 5,468,860 shares as of March 7, 2000

                             PART I

Item 1.   Description of Business

First American Capital Corporation (the "Company") was incorporated on July 10, 1996 for the purpose of forming, owning and managing life insurance companies. The Company sold 2,120,000 shares at $.10 per share to its organizing shareholders in August of 1996 for total proceeds of $212,000. Also, in September, 1996, the Company sold 600,000 shares of its common stock for $1.00 per share in a separate private placement. The initial capital was used to fund the Company's efforts to register a $12,500,000 intra-state public offering with the Office of the Kansas Securities Commissioner. Included in the registration was a 10% over-sale provision. On March 11, 1996 the Office of the Kansas Securities Commissioner declared the registration statement effective.

On January 11, 1999, the Company completed the intra-state public stock offering raising approximately $13,750,000 of capital which included a 10%
over-sale of $1,250,000.   Three million dollars of the proceeds of the stock
sale were used to capitalize the life insurance subsidiary, First Life
America Corporation ("FLAC"). The venture capital subsidiary, First Capital Venture, Inc., was formed in October of 1998 and may be capitalized with up to three million dollars on a schedule as determined by the Company's Board of Directors. The remainder of the proceeds will provide resources for one of the following: provide additional capital for the life insurance subsidiary; provide capital for the possible acquisition of life insurance or insurance related company(s) or provide working capital.

First American Capital Corporation

The primary segment of the Company's operations is life insurance. Accordingly, a significant portion of revenue will be generated by the Company's wholly owned life insurance subsidiary, FLAC. The Company has contracted with FLAC to provide services which are incident to the operations of FLAC. Under the terms of the contract, FLAC pays the Company service fees based on percentages of first year and renewal premium income delivered by FLAC. Additional income is provided in the form of investment income. When the venture capital subsidiary becomes operational, additional income may be provided through a service fee arrangement with the Company.

The Company has contracted with First Alliance Corporation ("FAC") of Lexington, Kentucky to provide underwriting and accounting services for FLAC. Under the terms of the management agreement, the Company pays fees based on a percentage of delivered premiums of FLAC. The percentages are 5.5% for first year premiums; 4% of second year premiums; 3% of third year premiums; 2% of fourth year premiums; 1% of fifth year premiums, and 1% for years six through ten for ten year policies and .5% in years six through twenty for twenty year policies. Pursuant to the agreement, the Company incurred $60,531 and $816 of management fees during 1999 and 1998, respectively.
FAC is also a shareholder of the Company (see Item 11 on Page 16).

First Life America Corporation

On October 15, 1997, FLAC received a certificate of authority from the Kansas Insurance Department to transact life and annuity business in the state of Kansas. On November 19, 1998, life insurance operations commenced. Under the provisions of Generally Accepted Accounting Principals, "GAAP," FLAC has $3,317, 386 of capital and surplus as of December 31, 1999, and is wholly owned by the Company. FLAC has contracted with the Company for policy administration and data processing services.

Administration

Effective December 31, 1998, FLAC entered into a service agreement with the Company. Under the terms of the agreement, the Company provides personnel, facilities, and services incident to the operations of FLAC. FLAC does not have any employees. Services performed pursuant to the agreement are underwriting, claim processing, accounting, policy processing and other services necessary for FLAC to operate. The agreement is effective until either party provides 90 days written notice of termination. Under the agreement, FLAC pays fees based on a percentage of first year and renewal premiums delivered by FLAC. Delivered premium is defined as premium received on new written business which has been underwritten by FLAC and the policy accepted by the policy owner upon delivery by the agent. The percentages under the contract are 25% of first year life premiums; 40% of second year life premiums; 30% of third year life premiums; 20% of fourth year life premiums and 10% of life premiums in years five and thereafter. If at any time FLAC's annual premiums on new business were to exceed $5,000,000, the provisions of the agreement will be tolled until the agreement has been resubmitted to the Kansas Insurance Department for approval. FLAC will bear the cost of all direct selling costs which include agent recruiting, training and licensing; agent commissions; any benefits or awards directly for or to agents or management including any life or health insurance to be provided; and any taxes (federal, state or county) directly related to the business of FLAC. Additionally, FLAC will be responsible for any reinsurance premiums; legal expenses related to settlement of claims; state examination fees; directors fees and directors liability insurance; interest on indebtedness; costs related to mergers or acquisitions and costs related to fulfilling obligations of the life insurance and annuity contracts written by the agents of FLAC. Pursuant to the terms of the agreement, FLAC incurred $275,375 and $4,081 of service fees during 1999 and 1998, respectively.

Actuarial Services

On behalf of FLAC, the Company has retained the services of Bruce and Bruce Company, consulting actuaries of Lake Bluff, Illinois. Bruce and Bruce developed the product that FLAC is marketing. Mr. Robert Bruce of Bruce and Bruce has been appointed by the Board of Directors of FLAC to act as valuation and illustration actuary.

Products of FLAC

The primary insurance product being marketed by FLAC is a modified payment whole life insurance policy with a flexible premium deferred annuity rider.
A modified payment whole life insurance policy requires premium payments to be made for a certain number of years after which the policyholder is entitled to full policy benefits. Typical premium paying periods for modified payment whole life insurance polices are ten, fifteen and twenty years. FLAC's product, marketed as the "First America 2000," combines both a ten and twenty payment period based on the issue age of the insured. Issue ages from 0 to 20 and 66 through 80 are ten pay polices and issue ages from age 21 to 65 are twenty pay policies. Premium payments are split between life and annuity based on percentages established in the product design. First year premiums payments are allocated 100% to life insurance and renewal payments are split 50% to life and 50% to annuity. The product is being sold in premium units with the ability to purchase either fractional or multiple units. At the end of the required premium paying period, the policyholder may continue to make full premium payments into the annuity rider to provide for greater annuity accumulations.

The initial product was designed to provide predetermined life insurance benefits based on the age of the insured. The base coverage decreases each year until an ultimate benefit amount is attained. The annuity rider does not contain any fees or load. Surrender charges in the annuity are based on a regressive scale which starts at 10% in the first year and decreases by 1% each year until after the tenth policy year there are no surrender charges.

Other products are also being considered to meet niche marketing needs. These products include term life insurance and annuities.

Product Marketing and Sales

FLAC is using the same face-to-face marketing techniques for its life insurance products as the Company did for its public stock offering. The marketing plan is designed in its entirety around the Company's stockholder base, which provides an excellent referral system for FLAC product sales.

After FLAC develops a substantial policyholder base in Kansas, marketing efforts will expand into additional states. This expansion will depend largely on many factors, one of which is being admitted to do business in these additional states. Due to the uncertainties involved, management cannot reasonably estimate the time frame of such expansion.

FLAC's insurance operations commenced on November 19, 1998 on a limited basis for test marketing of the initial insurance market. Full scale marketing commenced on January 11, 1999. The agency force involved in selling the public offering was licensed through FLAC to sell the life insurance products. FLAC constantly recruits and trains new agents.

Product Sales Information

The following table provides certain information about FLAC's life insurance operations for the years ended December 31, 1999 and 1998. FLAC commenced selling life insurance on November 19, 1998 and accordingly, the results for December 31, 1998 provided are for approximately one full month of operations:

                                                December 31, 1999

                                            Policies        Amount of
                                            (number)       Insurance(1)
                                         --------------   --------------
Issued during the year                        864          $ 39,378,500

In-force end of year                          867            39,536,500


<F1>
(1) excludes accidental death benefits of $17,100,000

                                                 December 31, 1998

                                            Policies        Amount of
                                            (number)       Insurance(1)
                                         --------------   --------------
Issued during the year                         5           $    387,000

In-force end of year                           5                387,000

<F1>
(1) excludes accidental death benefits of $120,000

Reinsurance

In order to reduce the risk of financial exposure to adverse underwriting results, insurance companies reinsure a portion of their risks with other insurance companies. FLAC has entered into an agreement with Business Men's Assurance Company of Kansas City, Missouri, to reinsure portions of the life insurance risks it underwrites. FLAC retains a maximum of $50,000 on any one insured. At December 31, 1999 and 1998, respectively, FLAC had ceded $8,755,634 and $137,000 of ordinary business and $17,100,000 and $120,000 of
ADB risk of accidental death benefit risk to Business Men's Assurance Company ("BMA"). In the event BMA is unable to fulfill their obligations under the reinsurance agreement, FLAC remains primarily liable. According to the reinsurance agreement, there are no premiums due on first year business.

Investments

The Company and FLAC have contracted with Advantus Capital Management, Inc.
of St. Paul, MN for management of investments. Fees are based on a percentage of invested assets.

The Kansas Insurance Code restricts the investments of insurance companies by the type of investment, the amount that an insurance company may invest in one type of investment, and the amount that an insurance company may invest in the securities of any one issuer. The restrictions of the Kansas Insurance Code are not expected to have a material effect on the investment return of FLAC. The Company is not subject to the limitations which restrict the investments made by FLAC. Currently, investments are held in both short-term, highly liquid securities and long-term, higher yield securities.

Competition

The life insurance industry is extremely competitive. There are a large number of insurance companies which are substantially larger, have greater financial resources, offer more diversified product lines and have larger selling organizations than FLAC. Competition also is encountered from the expanding number of banks and other financial intermediaries that offer competing products. FLAC must also compete with other insurers to attract and retain qualified agents to market FLAC's products.

Governmental Regulation

FLAC is subject to regulation and supervision by the Kansas Insurance Department ("KID"). The insurance laws of Kansas give the KID broad regulatory authority, including powers to: (i) grant and revoke licenses to transact business; (ii) regulate and supervise trade practices and market conduct;
(iii) establish guaranty associations; (iv) license agents; (v) approve policy forms; (vi) approve premium rates for some lines of business; (vii) establish reserve requirements; (viii) prescribe the form and content of required financial statements and reports; (ix) determine the reasonableness and adequacy of statutory capital and surplus; and (x) regulate the type and amount of permitted investments.

Kansas has enacted legislation which regulates insurance holding company systems, including acquisitions, extraordinary dividends, the terms of affiliate transactions, and other related matters. Currently, the Company and FLAC have registered as a holding company system pursuant to the laws of the state of Kansas.

Year 2000 Concerns

The year 2000 concern was the ability of computer systems to accurately process date calculations in the year 2000 and beyond. The problem arises from the initial design of date values which only recognize a two digit year value. As a result, a computer may interpret a date entered for the year 2000 as the year 1900. Any computer system that performs date comparisons and calculations is exposed to such a problem. These systems are typically referred to as information technology systems ("ITS") or computer based systems. Another concern is microchips which may also be encoded with a two digit date value. These microchips are typically found in such office equipment as facsimile machines and telephone systems. These systems are referred to as non-information technology systems ("NITS"). The Company did not experience any year 2000 related failures. Additionally, there has been no impact on the Company's operations from external sources.

The Company's primary exposure to any business interruption would be the result of an ITS failure. The life insurance industry relies heavily on date sensitive calculations in daily operations. The inability to process transactions could be detrimental to the Company's ability to continue operations. The Company out-sources its primary computer processing system
through Navisys, Inc. of Saint Louis, Missouri.   Navisys has assured the
Company that its hardware and software systems have been modified to eliminate any potential year 2000 problems.

The costs to address year 2000 issues have been and will continue to be relatively insignificant for the Company. All of the major costs related to the insurance processing system have been borne by Navisys. Internally, continuing year 2000 issues are not expected to cause any significant financial impact.

Financial Information Relating to Industry Segments


Financial information related to specific segments of the Company's business are presented below. All sales of life insurance by FLAC are to unaffiliated customers.

                                         Years ended December 31,
                                  1999             1998             1997
                               ----------       ----------       ----------
Premiums earned, net
 of reinsurance:
 Life and annuity insurance
  operations                  $ 1,090,287      $    16,325      $         -
                               ==========       ==========       ==========

Revenues:
 Life and annuity insurance
  operations                  $ 1,243,323      $    91,848      $    31,618
 Corporate operations             390,954          273,068           43,544
                               ----------       ----------       ----------
  Total                       $ 1,634,277      $   364,916      $    75,162
                               ==========       ==========       ==========

Income (loss) before income
 taxes:
 Life and annuity insurance
  operations                  $   418,084      $    66,680      $     6,618
 Corporate operations            (404,036)        (397,593)        (633,198)
                               ----------       ----------       ----------
  Total                       $    14,048      $  (330,913)     $  (626,580)
                               ==========       ==========       ==========

Assets:
 Life and annuity insurance
  operations                  $ 4,255,380      $ 3,113,186      $ 1,231,618
 Corporate operations           8,125,955        8,395,825        1,914,878
                               ----------       ----------       ----------
  Total                       $12,381,335      $11,509,011      $ 3,146,496
                               ==========       ==========       ==========


Employees

As of December 31, 1999, the Company had seven full time and three part time employees.

Item 2.  Description of Property

During 1999, the Company acquired approximately seven acres of land, located in Topeka, Kansas, at a total purchase price of $325,169. Management has tentative plans to construct a building on approximately one-third of this land, to be used as a home office. A definitive construction contract has yet to be executed. It is anticipated that the remaining portion of the land will be sold. Financing for the construction of the building has yet to be determined. The Company has made an offer of $80,081 to purchase additional land measuring approximately 500 feet by 90 feet adjacent to the land already purchased. A deposit of $5,000 has been made with Columbian Title Insurance Company and preliminary tests and surveys have been completed. Closing will occur no later than May 12, 2000.

Item 3.  Legal Proceedings

Neither the Company nor any of its subsidiaries is a party to any pending legal proceedings including any proceedings which involve property owned by the Company.

Item 4.  Submission of Matters to a Vote of Security Holders

NONE

                            PART II

Item 5.  Market for Common Equity and Related Stockholder Matters

(a.) Market Information

The Company's common stock became tradeable on October 11, 1999. The common stock is not listed on any stock exchange. Management is not aware of any trades that have occurred since the stock became tradeable. Accordingly, no market for the Company's common stock currently exists.

(b.) Holders

As of March 7, 2000, there are approximately 4,500 shareholders of the Company's outstanding common stock.

(c.) Dividends

The Company has not paid any cash dividends since inception (July 10, 1996). Additionally, dividends are not anticipated in the foreseeable future.

Item 6.  Management's Discussion and Analysis

The Company makes forward-looking statements from time to time and desires to take advantage of the "safe harbor" which is afforded such statements under the Private Securities Litigation Reform Act of 1995 when they are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those in the forward-looking statements.

The statements contained in this report, which are not historical facts, are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those set forth in the forward-looking statements. Any projections of financial performances or statements concerning expectations as to future developments should not be construed in any manner as a guarantee that such results or developments will, in fact, occur. There can be no assurance that any forward-looking statement will be realized or that actual results will not be significantly different from that set forth in such forward-looking statement. In addition to the risks and uncertainties of ordinary business operations, the forward-looking statements of the Company referred to above are also subject to risks and uncertainties.

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto, beginning on page F-1.

Results of Operations

The Company completed a Kansas intra-state offering on January 11, 1999 raising total capital of approximately $13,750,000. The offering, which commenced on March 11, 1997, provided capital to form a wholly owned life insurance subsidiary, First Life America Corporation ("FLAC"); form a venture capital subsidiary, First Capital Venture, Inc. ("FCVI") and provide working and acquisition capital. FLAC commenced insurance operations on a limited basis in November of 1998. In January of 1999, FLAC began full insurance operations. Until the marketing of life insurance began, the Company was in the development stage. Comparisons of operations between the years ended December 31, 1999, 1998, and 1997 are not comparable since insurance operations did not begin until November of 1998 and the public stock offering did not begin until March 11, 1997.

Revenues for the year ended December 31, 1999 totaled $1,634,277 as compared to $364,916 and $75,162 for the same periods of 1998 and 1997, respectively. Revenues include life insurance premiums, net of reinsurance, and net investment income. Gross premium income for the years ended December 31, 1999 and 1998 totaled $1,102,785 and $16,325, respectively. There was no premium income for 1997. It is typical in the insurance industry to reinsure a portion of the risk associated with life policies. The Company pays premiums to another company who assumes the risk. These premiums are a direct reduction of gross premium income. Reinsurance premium totaled $12,498 in 1999. There were no reinsurance premiums incurred in 1998 or 1997.

Net premium income in 1999 increased compared to 1998 due to insurance operations for only one month during 1998. Net investment income increased from $75,162 for the year ended December 31, 1997 to $348,591 for the year ended December 31, 1998 and then again to $543,990 for the same period during 1999. Cash provided by the on-going public offerring allowed the Company to achieve higher investment income during 1998 than it could in 1997.
The completion of the public offering in January of 1999, along with the cash provided by insurance operations, has provided a larger invested
asset base in 1999.   Additionally, in 1999, management hired an investment
manager to increase investment yields.

Benefits and expenses totaled $1,620,229 for the year ended December 31, 1999, whereas the total of such expenses for the years ended December 31, 1998 and 1997, respectively, was $695,829 and $701,742. The decrease in total expenses from 1997 to 1998 is due to $7,267 of survey fees and expenses and $17,500 of organizational expenses incurred during 1997. No such expenses were incurred during 1998. Expenses related to insurance operations were incurred for a full year during 1999 and only one month in 1998. These expenses include reserves, commissions, interest on policyholder premiums and annuities, agency expenses, and premium taxes. For the year ended December 31, 1999, the increase in life insurance reserves totaled $368,804, as compared to an increase in reserves of $5,494 for the year ended December 31, 1998. These reserves are actuarially determined based on such factors as insured age, life expectancy, mortality and interest assumptions. As more life insurance is written, these reserves will continue to increase. Commission expense totaled $631,929 and $9,267 for the years ended December 31, 1999 and 1998, respectively. The commission expense is based on a percentage of premium and is determined in the product design. Acquisition costs which are related to the sale of insurance are capitalized and amortized over the premium paying period of the associated policies. These costs include commissions and management fees incurred in the first policy year. During 1999 and 1998, $901,613 and $13,348, respectively, of these costs had been capitalized as deferred policy acquisition costs. The related amortization for the same periods totaled $234,522 and $299, respectively. Included in miscellaneous taxes is premium taxes. These taxes, which totaled $22,129 for the year ended December 31, 1999, are incurred as a percentage of premium collected and payable to the Kansas Insurance Department. Agency expenses are costs associated with the recruiting, training, development and incentives of the sales agents as well as marketing costs. These costs, which increased along with the increase in sales, totaled $117,825 for the year ended December 31, 1999 and $17,470 for the year ended December 31, 1998.

Salaries, wages and employee benefits increased from $401,939 to $672,289 for the years ended December 31, 1998 and 1999, respectively. This increase is due to additional personnel hired for the administration of life insurance operations. During 1998, expenses related to salaries, wages, and employee benefits were down from the amount incurred during 1997 of $448,134 due to salaries of sales managers which ceased in 1998. Professional fees increased to $74,281 from $43,293 for years ended December 31, 1999 and 1998, respectively. Such fees of $34,289 were incurred during 1997. These increases are related to accounting, legal, actuarial and transfer agent fees. Administrative fees-related party are paid to First Alliance Corporation ("FAC"), a shareholder of the Company, for underwriting and accounting services. During 1999, these fees totaled $60,531 and were calculated strictly as a percentage of FLAC's premium income. In 1998, FAC charged a flat fee of $2,000 per month plus a percentage of FLAC's premium income earned in December of 1998, for a total of $24,816. In 1997, FAC charged a fee of $1,000 for the first three months of the year and $2,000 for the remainder of the year. Rent expense was $33,517, $33,066, and $40,136 for the years ended December 31, 1999, 1998 and 1997, respectively.

The Company pays Advisory Board fees to Advisory Board Members throughout Kansas. Each Advisory Board Member will periodically receive stock in the Company based on first year premiums written in his/her county. These costs totaled $43,283 and $653 during 1999 and 1998, respectively. There were no such fees incurred during 1997 since there was no premium income. Directors fees increased from $7,800 in 1997 to $15,850 in 1998 and then again to $27,775 in 1999. As FLAC was entering the operational stage towards the end 1998, more director's meetings were held, and with FLAC being fully
operational during 1999, still more directors meetings were held.   Other
operating costs and expenses increased to $213,959 in 1999 from $145,553 in 1998 due to and again from $119,168 in 1997 due to increased operations of the Company.

Consolidated Financial Condition

As discussed above, FLAC's insurance operations during 1998 were limited since the marketing of its life insurance product did not begin until November of 1998. Accordingly, the Company's consolidated balance sheets, or statements of consolidated financial condition, are not comparable from 1998 to 1999. Significant changes in the consolidated balance sheets from 1998 to 1999 are highlighted below.

Total assets increased from $11,509,011 at December 31, 1998 to $12,381,335 at December 31, 1999. Several of the short-term investments held by the Company in 1998 were replaced with investments in available-for-sale fixed maturity investments, with higher yields, during late 1999. The timing of interest payments increased accrued investment income from $53,444 in 1998 to
$111,352 in 1999.   The Company made an investment in real estate of $325,169
to be used for building a home office facility. Estimated tax deposits exceeded the tax liability for 1999, resulting in federal income tax recoverable of $16,854.

Deferred policy acquisition costs, net of amortization, increased from $13,119 at December 31, 1998 to $680,211 at December 31, 1999 resulting from the capitalization of acquisition expenses related to the increasing sales of life insurance. Advances to agents include monies advanced to agents for living expenses.

The Company has placed $5,000 in escrow with Columbian Title Insurance Company to purchase an additional tract of land adjacent to the land previously acquired for $325,169 (discussed above). Preliminary tests and surveys have been completed, and closing will occur no later than May 12, 2000 if the Company's offer of $81,181 is accepted. If closing occurs, the Company will pay cash for the property, which will be used in conjunction with the existing investment in real estate.

Liabilities increased to $962,171 at December 31, 1999 from $68,173 at December 31, 1998. Life insurance related policy liabilities are the primary reason for this increase. Policy reserves established due to the sale of life insurance totaled $374,298 at December 31, 1999. Policy reserves at December 31, 1998 totaled $5,494 due to limited insurance marketing during 1998. For the same reason, the liability for deposits on pending policy applications increased from $9,554 at December 31, 1998 to $221,413 at
December 31, 1999.   At December 31, 1999, the Company has an annuity
contract liability for $11,282 and a liability of $66,321 for policyholder premium deposits. No annuity contract liability existed at December 31, 1998 because all premiums collected were for life insurance.

Federal income taxes payable are primarily due to deferred taxes established based on timing differences between income recognized for financial statements and taxable income for the Internal Revenue Service. These deferred taxes are based on the operations of FLAC. At December 31, 1999, premium taxes of $21,639 were due.

Liquidity

FLAC's insurance operations generally receive adequate cash flow from premium collections and investment income to meet their obligations. Insurance policy liabilities are primarily long-term and generally are paid from future cash flows. A significant portion of the Company's invested assets are readily marketable and highly liquid.

Year 2000 Concerns

The year 2000 concern was the ability of computer systems to accurately process date calculations in the year 2000 and beyond. The problem arises from the initial design of date values which only recognize a two digit year value. As a result, a computer may interpret a date entered for the year 2000 as the year 1900. Any computer system that performs date comparisons and calculations is exposed to such a problem. These systems are typically referred to as information technology systems ("ITS") or computer based systems. Another concern is microchips which may also be encoded with a two digit date value. These microchips are typically found in such office equipment as facsimile machines and telephone systems. These systems are referred to as non-information technology systems ("NITS"). The Company did not experience any year 2000 related failures. Additionally, there has been no impact on the Company's operations from external sources.

The Company's primary exposure to any business interruption would be the result of an ITS failure. The life insurance industry relies heavily on date sensitive calculations in daily operations. The inability to process transactions could be detrimental to the Company's ability to continue operations. The Company out-sources its primary computer processing system
through Navisys, Inc. of Saint Louis, Missouri.   Navisys has assured the
Company that its hardware and software systems have been modified to eliminate any potential year 2000 problems.

The costs to address year 2000 issues have been and will continue to be relatively insignificant for the Company. All of the major costs related to the insurance processing system have been borne by Navisys. Internally, continuing year 2000 issues are not expected to cause any significant financial impact.

Item 7.  Financial Statements

The financial statements and related notes are included in this report beginning on page F-1.

Item 8. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

NONE

                            PART III
Item 9.  Directors and Executive Officers


The current Executive Officers and Directors of the Company are as follows:


Name                 Age       Position                           Term
-----                ---       --------                           ----
Michael N. Fink      44        Chairman of the Board              One Year

Rick D. Meyer        48        President and Director             One Year

*Chris J. Haas       54        Secretary/Treasurer and Director   One Year

Danny N. Biggs       63        Director                           One Year

Paul Burke           66        Director                           One Year

Ed C. Carter         57        Director                           One Year

Kenneth Frahm        53        Director                           One Year

John Hadl            60        Director                           One Year

Steve Irsik Jr.      53        Director                           One Year

John G. Montgomery   60        Director                           One Year

Harland E. Priddle   69        Director                           One Year

Gary E. Yager        45        Director                           One Year

<F1>
*Mr. Haas resigned from the Company and its subsidiaries as Secretary/ Treasurer and Director, for personal reasons, effective March 10, 2000.


The Directors serve until their successors are elected and qualified. Directors will be elected annually by the stockholders. The Executive Officers serve at the discretion of the Board of Directors. The President, Secretary and Treasurer are elected at the annual meeting of the Board, while the other officers are elected by the Board from time to time as the Board deems advisable. The Executive Officers and Directors also hold the same positions for the Company's subsidiaries. The following is a brief description of the previous business background of the Executive Officers and Directors:

Michael N. Fink: Mr. Fink has nineteen years of experience in the insurance industry, primarily in sales management. From 1981 to 1984, Mr. Fink was an agent, District Director, and Regional Director with Liberty American Assurance Company in Lincoln, Nebraska. In 1984, Mr. Fink transferred to an affiliated company, Future Security Life, in Austin, Texas, where he served as Regional Director and Agency Director until 1988. In March 1988, Mr. Fink became affiliated with United Income, Inc. and United Security Assurance Company as Agency Director and Assistant to the President. In June 1993,
Mr. Fink left the United Companies and became President of First Alliance Corporation and its life insurance and venture capital companies.

Rick D. Meyer: Mr. Meyer has eighteen years of experience in the insurance industry, primarily in sales management. From May 1982 to October 1984, Mr. Meyer was a life insurance agent, District Director and Executive Sales Director with Liberty American Assurance Company in Lincoln, Nebraska. In October 1984, Mr. Meyer transferred to an affiliated company to become Agency Director. In 1985, Mr. Meyer left Liberty American to become an organizer and Zone Sales Director for United Trust, Inc. in Springfield, Illinois. In January 1988, Mr. Meyer transferred to Columbus, Ohio to assist in the organization of United Income, Inc. and served as Zone Sales Manager. While with United Income, he was promoted to Training Director in 1991 and to Agency Director in 1993. Mr. Meyer left the United Companies in January 1996 to form the Company.

*Chris J. Haas: Mr. Haas has twenty-one years of experience in the insurance industry primarily in the areas of financial and operations administration.
He served as Chief Financial Officer of Life of Indiana Corp. from June 1979 to June 1987. He then served as Chairman of the Board and President of ROI Corporation from June 1987 to June 1989. Mr. Haas became associated with United Trust, Inc., an Illinois insurance holding company, in March of 1990 as that company's Chief Financial Officer. He also served as Executive Vice-President of the Ohio-based United Income, Inc. and Chief Financial Officer of United Security Assurance Company from March 1990 to March of 1993. Mr. Haas left the United Companies in April 1993 to become the Chairman and Secretary/Treasurer of First Alliance Corporation and its life insurance and venture capital subsidiaries. Mr. Haas is a Certified Public Accountant (Inactive) and a Fellow of Life Management Institute (FLMI). He served as an audit Manager at Arthur Young & Company in Indianapolis, Indiana, from October 1976 to June 1979. Mr. Haas holds a B.S. in accounting from Ball State University.

Danny N. Biggs: Mr. Biggs is Vice-President, Partner, General Superintendent and Director of Pickrell Drilling Company, Inc., Mobile Drilling Company, Inc.; Central Dirt Service, Inc., and Pickrell Acquisitions, Inc. and also a Partner in Kelly Petroleum. Mr. Biggs is a past President of the Kansas Independent Oil & Gas Association ("KIOGA") and is currently a member and director of KIOGA, director and president of Kansas Oil & Gas Hall of Fame & Museum Foundation and director of Barton County Historical Foundation. He is a member of the Great Bend Chamber of Commerce, American Petroleum Institute, Interstate Oil & Gas Compact Commission Crude Oil Policy Committee, Association of Energy Service Companies and the Independent Petroleum Association of America. He served as Chairman of the Mid-America Oil & Gas Technology Exposition, Vision 2000 Area Relations/Image Committee, KIOGA Membership Committee and general Chairman of the 1992 KIOGA Convention. Mr. Biggs is actively involved in numerous other business, civic and religious organizations including prior service as an Elder in the Presbyterian Church.

Paul "Bud" Burke: Mr. Burke is the President of Issues Management Group, Inc., a public relations and governmental affairs consulting company. Mr. Burke served as a member of the Kansas State Senate from 1975 to January 1997 and served as the President of the Senate from 1989 until his retirement in 1997. During his tenure in the Kansas Senate, Mr. Burke served as Chairman of the Organization, Calendar and Rules, Legislative Coordinating Council and Interstate Cooperation Committees. Mr. Burke was a majority leader of the Senate from 1985 to 1988. Mr. Burke has served in numerous national, state and local leadership positions including past positions as a member of the President's Advisory Commission on Intergovernmental Relations. He is also the former owner of WEBBCO, Inc., an industrial engineering and equipment company. Mr. Burke received his Bachelor of Science degree in business from the University of Kansas in 1956.

Ed C. Carter: Mr. Carter is an entrepreneur and real estate developer. Mr. Carter is a retired senior executive (1963-1992) with the Kansas Southwestern Bell Telephone Company. He served in numerous senior executive positions including Division Manager Regulatory Relations, Regional Vice President Southwestern Bell Telecom, a start up company serving a four state area, and Kansas Director of Marketing and District Manager Residence Service Centers. Mr. Carter served as City Commissioner and Mayor of Lawrence, Kansas from 1977 to 1981. He was a director and President of Lawrence, Kansas Rotary Club, past Executive Board Member of the Kansas State Chamber of Commerce, past Chairman of the Douglas County United Fund and Director and President of Junior Achievement. He is a Co-Recipient of the Outstanding Kansan Award for Civic Service. Mr. Carter was a member and All Conference guard on the Pittsburgh State University National Championship Football Team. He received his B.A. in Business Administration from Pittsburgh State University in 1963.

Kenneth Frahm: Mr. Frahm is President of the Kansas Development and Finance Authority. He has been a self-employed farmer since 1975. He currently owns 1,200 acres of irrigated corn and dryland wheat production land and manages an additional 4,500 acres, producing over 400,000 bushes of grain per year. Mr. Frahm's operating entities include Allied Family Farm and Grain
Management, Inc.   He is past Chairman and current member of the Board of
Directors of 21st Century Alliance, a closed co-op looking for value-added investments, a former member of the Board of Directors of Bank IV Community Bank in Colby. In addition, Mr. Frahm is a member of the Agricultural Use Value Committee of the Kansas Department of Revenue, a member of the Board of Directors of the Kansas Area United Methodist Foundation and Chairman of its Investment Committee, Past President and Paul Harris Fellow of the Rotary, a member of the Kansas Farm Bureau, Kansas Livestock Association, Kansas
Corn Growers Association, Kansas Association of Wheat Growers and Vice

President of the Kansas Water Resources Association. Mr. Frahm is married to Sheila Frahm, a former Kansas United States Senator and has three daughters. Mr. Frahm received his B.A. in Economics in 1968 from Fort Hays Kansas State College and his M.B.A. in Finance in 1969 from the University of Texas at Austin.

John Hadl: Mr. Hadl is an Associate Athletics Director at the University of Kansas in Lawrence, Kansas, and he also heads the Williams Educational Fund, which provides scholarship assistance to more than 400 male and female Kansas University student-athletes. With a membership of over 3,500 donors, the Williams Fund raised in excess of $3 million last year to pay the scholarship expenses of student-athletes. Prior to becoming the Associate Athletics Director, Mr. Hadl served as an Assistant Athletic Director and member of the KU football coaching staff. Mr. Hadl was a three year letterman at KU, earning All-American honors at two different positions-as a halfback in 1960 and as a quarterback in 1961. He was All-Conference three times. After his college career, Mr. Hadl, went on to play professional football for 18 seasons in the AFL, NFL with San Diego, Los Angeles, Green Bay and Houston.
He was NFL Man of the Year in 1971 and the NFL's Most Valuable Player in 1973. He played in four AFL All-Star games, three title games and led the league in passing in 1968 and in 1971. In December of 1994, Mr. Hadl was inducted into the College Football Hall of Fame.

Steve Irsik: Jr. Mr. Irsik owns and operates a multi-county agri-business centered in western Kansas. The business deals with both irrigated and dry land wheat, grain sorghum and corn, a yearling steer operation utilizing native grass and wheat pasture. Mr. Irsik also owns a ranch operation which maintains a spring and fall cow herd, employing "Embryo Transfer" for the development of registered Angus bulls. Mr. Irsik is one of the owners of Irsik and Doll Company, a grain storage, merchandising and full feeding cattle operation with facilities across the State of Kansas. Mr. Irsik is actively involved in public service and has been elected to serve a third term on the Gray County Commission. He currently serves as a Board member of Dodge City Federal Land Bank, and 21st Century Alliance. He is Chairman of the Kansas Ogallala Task Force, which focuses on highlighting the importance of the Ogallala region and its water supply to agriculture, the State of Kansas & the nation. Mr. Irsik has served as a past Board member of the Southwest Kansas Irrigation Association, Upper Ark Basin Advisory committee and the Ground Water Management District #3. He received his undergraduate degree from Kansas State University in 1969.

John G. Montgomery: Mr. Montgomery is the President of Montgomery Communications, Inc. of Junction City, Kansas. He is a newspaper publisher and TV station owner. He is also Vice President of Travel Centre in Junction City. His current business affiliations include Directorship's with the Associated Press, New York City; First National Bank, Junction City; Automobile Club of Kansas and Sprint/UTS Midwest. He is also President of the Junction City Housing and Development Corporation. From 1964 to 1973 he was the Assistant to the President at the San Francisco Newspaper Printing Company. Mr. Montgomery is a member of the InterAmerican Press Association, Inland Daily Press Association & the Kansas Press Association. He was Civilian Aid to the Secretary of the Army of Kansas from 1979-1981 and has again served in that role since 1995. He has extensive state government service including Past Chairman of the Kansas Board of Regents, Past member of the Washburn University Board of Regents, Kansas, Inc. - Science and Technology Council, and 1986 Democratic nominee for Lieutenant Governor. His considerable civic involvement, in part, includes being past President of the Junction City Chamber of Commerce, Director and past President of the United Way, past Board member of the Boy Scouts of America, Coronado
Council, past Director of the YMCA, Trustee of the William Allen White Foundation, Co-chair of Economic Lifelines, Board member of Kansas Wildscape and the Kansas 4-H and a member of the Rotary Club. Mr. Montgomery has received the 1975 Jaycees Outstanding Young Man of Kansas Award, 1975 Junction City Jaycees Distinguished Service Award and the Department of the Army, Patriotic Civilian Service Award. He graduated from the Philips Academy, Andover, Massachusetts, in 1958, Yale University in 1962, receiving a Bachelor of Arts Degree, and from Stanford University in 1964, where he received his MBA Degree.

Harland E. Priddle: Mr. Priddle is retired. He is the former Chairman and Chief Executive Officer of Network Trade Associates and President and Chief Executive Officer of Mid-American International Trade Services, L.C. Mr. Priddle is the former Kansas Secretary of Agriculture and served as the first Kansas Secretary of Commerce. As the first Secretary of Commerce, he was directly involved in the creation of such programs as Kansas, Inc., Kansas Technology Enterprise Corporation, Kansas Development Finance Authority and the Kansas Venture Capital Corp. He was candidate for Lt. Governor of Kansas in 1990. He was the Deputy Director of the White House Communications Agency for the President for a period of four years where he provided support and accompanied the President on approximately 200 Presidential trips. Mr. Priddle specializes in international trade relations. Mr. Priddle was the Vice President for Marketing and Customer Services for the Hutchinson National Bank from 1978 to 1981. He retired from the United States Air Force after 22 years with the rank of Colonel. While in the Air Force, he received 17 military decorations including the Bronze Star and two Legions of Merit. He received a B.S. in Agriculture from Kansas State University in 1952.

Gary Yager: Mr. Yager recently became Executive Vice President and Chief Executive Officer and Senior Lender of the Columbian Bank of Topeka, Kansas. From October 1986 to December 1995, Mr. Yager served as either the Vice President and Branch Manager or the Vice President of Commercial Loans for the Commerce Bank and Trust of Topeka, Kansas. From 1976 to 1986, he served in various management positions with Bank IV of Topeka including Assistant Vice-President of Correspondent Banking and Branch Manager. Mr. Yager is currently a member of the Board of Directors of the Young Bank Officers of Kansas, Topeka-Shawnee County Certified Development Corporation, Contemporary Housing Alternatives of Topeka, and Quail Unlimited. He is a member of the Topeka Chamber of Commerce, former member of the Board of Directors of the Topeka Family Service and Guidance Center, and former advisor of Junior Achievement. He is a past member of the Topeka Active 20-30 Club, where he served in numerous leadership roles including President and Treasurer. Mr. Yager received his BA degree in Business Administration from Washburn University of Topeka in 1976.

Item 10.    Executive Compensation


The following table sets forth amounts earned by executive officers as compensation over the past three years:

                                 Annual Compensation

Name and
Principal                                   Other Annual       Incentive
 Position      Year  Salary ($) Bonus ($) Compensation($)(1) Compensation($)(2)
Rick D. Meyer
President and
 Director      1999    90,485    70,000       8,400               4,255
               1998    77,500    50,000       7,200                   -
               1997    75,000    25,000       7,200                   -


Michael N.Fink
Chairman and
 Director      1999    72,388         -       4,800              43,405
               1998    63,000    36,000       4,800                   -
               1997    60,000    18,000       4,800                   -

Chris J.
 Haas (3)
Secretary/
Treasurer and
Director       1999    36,194         -       2,400              21,703
               1998    31,000    18,000       2,400                   -
               1997    30,000     9,000       2,400                   -

<F1>
(1)  Amounts paid for auto allowance.
<F2>
(2) Includes incentive compensation pursuant to the Executive Employment Agreement, based on premiums.
<F3>
(3) Mr. Haas resigned from the Company and its subsidiaries as Secretary/Treasurer and Director, for personal reasons, effective March 10, 2000.


Compensation of Directors

Each Director is paid $750 per regular meeting attended for the Company and its subsidiaries and $75 per telephonic board meeting. During 1999, there were 4 regular Board of Directors meetings and 2 telephonic meetings of the Company.

Executive Employment Agreements

On October 30, 1998, the Company entered into Executive Employment Agreements with Messrs. Fink, Meyer and Haas. The employment agreements are for a term of four years beginning November 1, 1998. Annual compensation under the agreement is $90,000, $72,000 and $36,000 for Messrs. Meyer, Fink and Haas, respectively. Included in these agreements is a clause that requires the salaries to be adjusted annually to reflect current costs of living. Incentive compensation is earned based on percentages of first year life and renewal premiums of FLAC's First America 2000 product. Also included in the agreement is an annual auto allowance of $8,400, $4,800 and $2,400 for Messrs. Meyer, Fink and Haas, respectively. Mr. Haas devoted 20% of his time to the operations of the Company (see note 3 above). Mr. Fink and Mr. Meyer devote 40% and 100%, respectively of their time to the operations of the Company.

Item 11.  Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information as of March 1, 2000, regarding ownership of Common Stock of the Company by (i) the only persons known by the Company to own beneficially more than 5% thereof; (ii) the directors individually; and (iii) all officers and directors as a group.

Name and Address of                        Amount and Nature of    Percent of
Beneficial Owner         Class of Stock    Beneficial Ownership    Class
Michael N. Fink
1121 Chetford Drive
Lexington, KY 40509         Common               125,000              2%

Rick D. Meyer
3500 SW 29th Street
Topeka, KS 66611            Common               526,000              10%

Chris J. Haas
1183 Sheffield Place
Lexington, KY 40509         Common                75,000 (1)          1%

Danny N. Biggs
2601 Canterbury
Great Bend, KS 66045        Common                50,000 (2)           *

Paul Burke
26391 Cedar Niles
Circle
Olathe, KS 66061            Common                50,000               *

Ed C. Carter
4100 Wimbledon Drive
Lawrence, KS 66047          Common                65,000(3)            1%

Kenneth Frahm
6005 SW 39th Street
Topeka, KS 66610            Common                40,000               *

John Hadl
1185 N 1700 Road
Lawrence, KS 66045          Common                40,000               *



Name and Address of                        Amount and Nature of    Percent of
Beneficial Owner         Class of Stock    Beneficial Ownership    Class
Steve Irsik, Jr.
05405 Six Road
Ingalls, KS 67853           Common                60,000              1%

John G. Montgomery
510 Redbud Lane
Junction City, KS 66441     Common                45,000              *

Harland E. Priddle
102 North Bunker Hill
Drive
Junction City, KS 66441     Common                40,000              *

Gary E. Yager
3521 SW Lincolnshire
Topeka, KS 66614            Common                40,000              *

First Alliance
Corporation
2285 Executive Drive
Suite 308
Lexington, KY 40505         Common               525,000(4)          9.6%

All Directors and
Officers as a Group                            1,146,000             22%

<F1>
* Indicates less than 1% ownership.
<F2>
(1) Mr. Haas resigned from the Company and its subsidiaries as Secretary/ Treasurer and Director, for personal reasons, effective March 10, 2000.
<F3>
(2) Excludes 5,000 shares held by his son as to which Mr. Biggs disclaims beneficial ownership.
<F4>
(3) Excludes 20,000 shares held by Becky Carter, Mr. Carter's wife, as to which Mr. Carter disclaims beneficial ownership.
<F5>
(4) FAC is a financial services holding company based in Lexington, Kentucky, which wholly owns a life insurance and venture capital subsidiaries. Messrs. Fink and Haas are officers and directors of FAC.

Item 12.  Certain Relationships and Related Transactions

Messrs. Michael Fink, Rick Meyer and Chris Haas and First Alliance Corporation should be considered promoters of the Company. Collectively, they hold 1,251,000 shares of Common Stock in the Company for which they paid aggregate consideration of $125,100 or $.10 per share.

A portion of the Company's short-term investments consisting of certificates of deposit are purchased through Columbian Bank. Mr. Gary Yager, a Director of the Company, is the Chief Executive Officer of this bank.

The Company has contracted with First Alliance Corporation ("FAC") of Lexington, Kentucky to provide underwriting and accounting services for FLAC and the Company. Under the terms of the management agreement, the Company pays fees based on a percentage of delivered premiums of FLAC. The percentages are 5.5% for first year premiums; 4% of second year premiums; 3% of third year premiums; 2% of fourth year premiums; 1% of fifth year premiums; 1% for years six through ten for ten year policies and .5% in years six through twenty for twenty year policies. Pursuant to the agreement, the Company incurred $60,531 and $816 of management fees during 1999 and 1998, respectively. FAC owns approximately 9.6% of the Company's outstanding common stock as of December 31, 1999.

Item 13.  Exhibits and Reports on Form 8-K

The following documents are filed as part of this Form 10-KSB:

(a) Exhibits.
    The exhibits listed in the Index to Exhibits appearing on Page 20.
(b) Reports on Form 8-K.
    NONE

                           SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.



By /s/ Rickie D. Meyer                                Date 3/16/2000
   Rickie D. Meyer, President/Director


By /s/ Michael N. Fink                                Date 3/16/2000
   Michael N. Fink, Chairman/Director


By /s/ Daniel N. Biggs                                Date 3/16/2000
   Daniel N. Biggs, Director


By /s/ Kenneth L. Frahm                               Date 3/16/2000
   Kenneth L. Frahm, Director


By /s/ Harland E. Priddle                             Date 3/16/2000
   Harland E. Priddle, Director


By /s/ Paul E. Burke Jr.                              Date 3/16/2000
   Paul E. Burke Jr, Director


By /s/ Stephen J. Irsik Jr.                           Date 3/16/2000
   Stephen J. Irsik Jr, Director

                           SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



By /s/ Rickie D. Meyer                                Date 3/16/2000
   Rickie D. Meyer, President/Director


By /s/ Mike Donnelly                                  Date 3/16/2000
   Mike Donnelly, Secretary/Treasurer

                       INDEX TO EXHIBITS
                          (Item 13(b))

The documents listed in the following table are filed as Exhibits in response to Item 13(b). Exhibits listed that are not filed herewith are incorporated by reference.

Exhibit No.                   Description

3(i)                          Articles of Incorporation (1)

3(ii)                         By-laws (1)

11                            Statement re computation of per share
                              earnings (2)

21                            Subsidiaries

27                            Financial Data Schedule

(1) Filed as an Exhibit to the Registrant's amended Form 10-SB, filed on August 13, 1999, and incorporated herein by reference.

(2) Note 2 in Notes to Consolidated Financial Statements included in this Report on Page F-12.

               FIRST AMERICAN CAPITAL CORPORATION

            INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



                                                                     Page
Consolidated Financial Statements                                  Numbers


Report of Independent Auditors. . . . . . . . . . . . . . . . . .    F-2

Report of Independent Auditors. . . . . . . . . . . . . . . . . .    F-3

Consolidated Balance Sheets as of December 31, 1999 and 1998  . .    F-4

Consolidated Statements of Operations for the years ended
   December 31, 1999, 1998 and 1997. . . . . . . . . . . . . . .     F-6

Consolidated Statements of Changes in Shareholders' Equity
   for the years ended December 31, 1999, 1998, and 1997. . . . .    F-7

Consolidated Statements of Cash Flows for the years ended
   December 31, 1999, 1998, and 1997. . . . . . . . . . . . . . .    F-8

Notes to Consolidated Financial Statements. . . . . . . . . . . .    F-9

                 Independent Auditors' Report



Board of Directors and Shareholders
First American Capital Corporation


   We have audited the accompanying consolidated balance sheets of First American Capital Corporation (a Kansas corporation) and subsidiary as of December 31, 1999 and 1998, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of First American Capital Corporation and subsidiary as of December 31, 1999 and 1998, and the consolidated results of their operations and their consolidated cash flows for the years then ended in conformity with generally accepted accounting principles.



                                 /s/ KERBER, ECK & BRAECKEL LLP


Springfield, Illinois
March 10, 2000

                  Report of Independent Auditors





To Shareholders and Board of Directors
First American Capital Corporation

We have audited the accompanying consolidated statements of operations, changes in shareholders' equity and cash flows of First American Capital Corporation and subsidiary for the year ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1997 consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of First American Capital Corporation and subsidiary for the year ended December 31, 1997, in conformity with accounting principles generally accepted in the United States.


                                         /s/ ERNST & YOUNG LLP


Louisville, Kentucky
February 27, 1998



                FIRST AMERICAN CAPITAL CORPORATION

                   CONSOLIDATED BALANCE SHEETS


                                                    December 31,
                                              1999                1998
                                          ------------        ------------
Assets
Investments:
 Available-for-sale fixed maturities,
  at fair value (amortized cost,
  $2,667,167)                             $  2,631,102        $          -
 Investment in real estate                     325,169                   -
 Short-term investments                      7,649,382          10,718,261
                                          ------------        ------------
Total investments                           10,605,653          10,718,261

Cash and cash equivalents                      793,885             624,919
Accrued investment income                      111,352              53,444
Federal income tax recoverable                  16,854                   -
Deferred policy acquisition costs
 (net of accumulated amort-
  amortization of $234,751 and
  $229 in 1999 and 1998, respectively)         680,211              13,119
Prepaid expenses                                13,633               7,921
Office furniture and equipment, (less
 accumulated depreciation of $31,259
 and $17,005 in 1999 and 1998,
 respectively)                                  32,198              30,843
Leasehold improvements (net of
 accumulated amortization of $3,400 and
 $2,738 at December 31, 1999 and 1998,
 respectively)                                       -                 662
Advances to agents                             107,951              54,585
Premiums due                                     8,565                   -
Other assets                                    11,033               5,257
                                          ------------        ------------
Total assets                              $ 12,381,335        $ 11,509,011
                                          ============        ============

See notes to consolidated financial statements.



                FIRST AMERICAN CAPITAL CORPORATION

             CONSOLIDATED BALANCE SHEETS (continued)

                                                    December 31,
                                              1999                1998
                                          ------------        ------------
Liabilities and Shareholders' Equity

Policy and contract liabilities:
  Annuity contract liabilities            $     11,282        $          -
  Life policy reserves                         374,298               5,494
  Deposits on pending policy
   applications                                221,413               9,554
  Policyholder premium deposits                 66,321                   -
  Reinsurance premiums payable                  11,845                   -
                                          ------------        ------------
Total policy and contract liabilities          685,159              15,048

Federal income taxes payable:
  Current                                            -               4,444
  Deferred                                     147,865               4,277
Other taxes payable                             21,639                   -
Commissions, salaries, wages and
 benefits payable                               67,806               2,832
Accounts payable and accrued expenses           30,542              26,443
Accounts payable to affiliate                    9,160              15,129
                                          ------------        ------------
Total liabilities                              962,171              68,173


Shareholders' equity:

Preferred stock, 6% non-cumulative
 convertible callable, $5.00 par and
 liquidation value; 550,000 shares
 authorized; 541,506 outstanding at
 December 31, 1998                                   -           2,707,530
Common stock, no par value, 8,000,000
 shares authorized; 5,468,860 shares
 issued and outstanding at December 31,
 1999 and 2,720,000 shares issued and
 3,261,500 outstanding at December 31,
 1998                                          546,886             326,150
Additional paid in capital                  12,230,005           9,600,478
Retained earnings - deficit                 (1,331,924)         (1,191,320)
Accumulated other comprehensive income
 (loss)                                        (23,803)                  -
Less: 20,000 treasury shares held at cost       (2,000)             (2,000)
                                          ------------        ------------
Total shareholders' equity                  11,419,164          11,440,838
                                          ------------        ------------
Total liabilities and shareholders'
 equity                                   $ 12,381,335        $ 11,509,011
                                          ============        ============

See notes to consolidated financial statements.


                  FIRST AMERICAN CAPITAL CORPORATION

                 CONSOLIDATED STATEMENTS OF OPERATIONS

                                         Years ended December 31,
                                    1999          1998            1997
                               ------------    -----------    ------------
Revenues
  Gross premium income         $  1,102,785    $    16,325    $          -
  Reinsurance premiums ceded        (12,498)             -               -
                               ------------    -----------    ------------
  Net Premium income              1,090,287         16,325               -
  Net investment income             543,990        348,591          75,162
                               ------------    -----------    ------------
  Total revenue                   1,634,277        364,916          75,162

Benefits and expenses
  Increase in policy reserves       368,804          5,494               -
  Policyholder surrender values          54              -               -
  Interest credited on
   annuities and premium
   deposits                           3,236              -               -
  Commissions                       631,929          9,267               -
  Policy acquisition costs
   deferred                        (901,613)       (13,348)              -
  Amortization of deferred
   policy acquisition costs         234,522            229               -
  Selling, administrative and
   general insurance expenses       117,825         17,470               -
  Salaries, wages and employee
   benefits                         672,289        401,939         448,134
  Professional fees                  74,281         43,293          34,289
  Miscellaneous taxes                24,921              -               -
  Administrative fees - related
   party                             60,531         24,816          21,000
  Advisory board and directors
   fees                              71,058         16,503           7,800
  Rent expense                       33,517         33,066          40,136
  Depreciation and amortization
   expense                           14,916         11,547           6,448
  Survey fees and expenses                -              -           7,267
  Organizational expenses                 -              -          17,500
  Other operating costs and
   expenses                         213,959        145,553         119,168
                               ------------    -----------    ------------
 Total benefits and expenses      1,620,229        695,829         701,742
                               ------------    -----------    ------------
Income (loss) before income
 tax expense                         14,048       (330,913)       (626,580)
                               ------------    -----------    ------------
Income tax expense                  154,652          8,721             993
                               ------------    -----------    ------------
Net loss                       $   (140,604)   $  (339,634)   $   (627,573)
                               ============    ===========    ============

Net loss per common
 share-basic and diluted       $      (0.03)   $     (0.11)   $      (0.23)
                               ============    ===========    ============


See notes to consolidated financial statements.



                 FIRST AMERICAN CAPITAL CORPORATION

                     CONSOLIDATED STATEMENTS OF
                    CHANGES IN SHAREHOLDERS' EQUITY

                                          Years ended December 31,
                                    1999           1998            1997
                               ------------    ------------    ------------
Preferred stock:
 Balance, beginning of year    $  2,707,530    $    704,690    $          -
 Sale of shares in public
  offering  (8,394 shares
  in 1999, 400,568 shares
  in 1998, and 140,938 shares
  in 1997)                           41,970       2,002,840         704,690
 Conversion of preferred to
  common (549,740 preferred
  shares to 2,198,960 common
  shares)                        (2,748,700)              -               -
 Call of preferred stock               (800)              -               -
                               ------------    ------------    ------------
Balance, end of year                      -       2,707,530         704,690

Common stock:
 Balance, beginning of year         326,150         286,094         272,000
 Sale of shares in public
  offering (8,394 shares in
  1999, 400,568 shares in
  1998, and 140,938 shares
  in 1997                               840          40,056          14,094
 Conversion of preferred to
  common                            219,896               -               -
                               ------------    ------------    ------------
Balance, end of year                546,886         326,150         286,094

Additional paid-in capital:
 Balance, beginning of year       9,600,478       2,873,298         519,423
 Sale of shares in public
  offering (8,394 shares in
  1999, 400,568 shares in
  1998, and 140,938 shares
  in 1997)                          167,041       7,971,303       2,804,666
 Conversion of preferred to
  common                          2,528,804               -               -
 Call of preferred stock             (3,184)              -               -
 Cost of public offering            (63,134)     (1,244,123)       (450,791)
                               ------------    ------------    ------------
Balance, end of year             12,230,005       9,600,478       2,873,298


Retained earnings-deficit:
 Balance, beginning of year      (1,191,320)       (851,686)       (224,113)
 Net loss                          (140,604)       (339,634)       (627,573)
                               ------------    ------------    ------------
Balance, end of year             (1,331,924)     (1,191,320)       (851,686)


Accumulated other
 comprehensive income:
 Balance, beginning of year               -               -               -
 Net unrealized loss on
  available-for-sale securities     (23,803)              -               -
                               ------------    ------------    ------------
Balance, end of year                (23,803)              -               -


Treasury stock:
 Balance, beginning of year          (2,000)         (2,000)              -
 Purchase of 20,000 common
  shares at cost                          -               -          (2,000)
                               ------------    ------------    ------------
Balance, end of year                 (2,000)         (2,000)         (2,000)
                               ------------    ------------    ------------

Total shareholders' equity     $ 11,419,164    $ 11,440,838    $  3,010,396
                               ============    ============    ============


See notes to consolidated financial statements



                 FIRST AMERICAN CAPITAL CORPORATION

                 CONSOLIDATED STATEMENTS OF CASH FLOWS

                                          Years ended December 31,
                                    1999           1998            1997
                               ------------    ------------    ------------
Operating activities:
Net loss                       $   (140,604)   $   (339,634)   $   (627,573)
Adjustments to reconcile net
 loss to net cash used in
 operating activities:
  Interest credited on
   annuities and premium
   deposits                           3,236               -               -
  Provision for depreciation
   and amortization                  14,916          11,547           6,448
  Amortization of premium
   and accretion of discount
   on fixed maturity
   investments                         (131)              -               -
  Provision for deferred
   federal income taxes             155,850           4,277               -
  Increase in accrued
   investment income                (57,908)        (27,217)        (26,227)
  Increase in federal
   income tax recoverable           (16,854)              -               -
  Increase in deferred policy
   acquisition costs, net          (667,092)        (13,119)              -
  Decrease (increase) in
   prepaid expenses                  (5,712)           (566)          4,513
  Increase in agent advances        (53,366)         (4,554)        (45,481)
  Increase in premiums due           (8,565)              -               -
  Increase in other assets           (5,776)         (1,664)           (754)
  Increase in policy reserves       368,804           5,494               -
  Increase in deposits on
   pending policy applications      211,859           9,554               -
  Increase in reinsurance
   premiums payable                  11,845               -               -
  Increase (decrease) in
   current federal income
   taxes payable                     (4,444)          3,451             993
  Increase (decrease) in
   commissions, salaries,
   wages and benefits payable        64,974        (108,553)         87,000
  Increase (decrease) in accounts
   payable to affiliate              (5,969)          8,215          (5,566)
  Increase in accounts payable,
   accrued expenses and
   other liabilities                 25,738           9,635           9,362
                               ------------    ------------    ------------
Net cash used in operating
 activities                        (109,199)       (443,134)       (597,285)

Investing activities:
  Purchase of available-for-
   sale fixed maturities         (2,667,036)              -               -
  Investment in real estate        (325,169)              -               -
  Short-term investments
   (acquired) disposed, net       3,068,879      (7,794,922)     (2,923,339)
  Sales (purchases) of
   furniture and equipment,net      (15,609)        (27,759)        (10,135)
                               ------------    ------------    ------------
Net cash provided by (used in)
 investing activities                61,065      (7,822,681)     (2,933,474)


Financing activities:
  Proceeds from public stock
   offering                         209,851      10,014,199       3,523,450
  Call of preferred stock            (3,984)              -               -
  Cost of stock offerings           (63,134)     (1,244,123)       (450,791)
  Purchase of treasury stock              -               -          (2,000)
  Deposits on annuity
   contracts, net                    11,227               -               -
  Policyholder premium
   deposits, net                     63,140               -               -
                               ------------    ------------    ------------
Net cash provided by financing
 activities                         217,100       8,770,076       3,070,659
                               ------------    ------------    ------------

Increase(decrease) in cash
 and cash equivalents               168,966         504,261        (460,100)

Cash and cash equivalents,
 beginning of year                  624,919         120,658         580,758
                               ------------    ------------    ------------

Cash and cash equivalents,
 end of year                   $    793,885    $    624,919    $    120,658
                               ============    ============    ============


See notes to consolidated financial statements.

1.   Nature of Operations

First American Capital Corporation (the "Company") was incorporated on July 10, 1996 for the primary purpose of forming, owning and managing life insurance companies. On March 11, 1997, the Company's registration statement filed with the Office of the Kansas Securities Commissioner for a $12,500,000 intra-state public stock offering, which included a 10% "over-sale" provision (additional sales of $1,250,000), was declared effective. The Company completed its public stock offering on January 11, 1999, raising total capital of $13,750,000.

The Company has a wholly-owned insurance subsidiary, First Life America Corporation ("FLAC"), which is domiciled in Kansas. FLAC was incorporated on July 15, 1997 and capitalized with $1,200,000. On October 15, 1997, the Kansas Insurance Department ("KID") granted FLAC a Certificate of Authority. On December 10, 1998, the Company provided FLAC with an additional $1,800,000 of capital. Total capitalization of FLAC is $3,000,000. Insurance operations commenced on November 19, 1998. Prior to the commencement of insurance operations, the Company was in the developmental stage.

The primary insurance product being marketed by FLAC is a modified payment whole life insurance policy with a flexible premium deferred annuity rider.
A modified payment whole life insurance policy requires premium payments to be made for a certain number of years after which the policyholder is entitled to full policy benefits. Typical premium paying periods for modified payment whole life insurance polices are ten, fifteen and twenty years. FLAC's product, marketed as the "First America 2000," combines both a ten and twenty payment period based on the issue age of the insured. Issue ages from 0 to 20 and 51 through 81 are ten pay polices and issue ages from age 21 to 50 are twenty pay policies. Premium payments are split between the life and annuity based on percentages established in the product design. First year premiums payments are allocated 100% to life insurance and renewal payments are split 50% to life and 50% to annuity. The product is being sold in premium units with the ability to purchase either fractional or multiple units. At the end of the required premium paying period, the policyholder may continue to make full premium payments into the annuity rider to provide for greater annuity accumulations.

The initial product was designed to provide predetermined life insurance benefits based on the age of the insured. The base coverage decreases each year until an ultimate benefit amount is attained. The annuity rider does not contain any fees or load. Surrender charges in the annuity are based on a regressive scale which starts at 10% in the first year and decreases by 1% each year until after the tenth policy year there are no surrender charges.

The Company's venture capital subsidiary, First Capital Venture Inc. ("FCVI"), has not been capitalized or commenced operations.

2.   Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") which, for FLAC, differ from statutory accounting practices prescribed or permitted by the KID.

Certain amounts from prior years have been reclassified to conform with the current year's presentation. These reclassifications had no effect on previously reported net income or shareholders' equity.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts and operations of the Company and its subsidiary, FLAC. All intercompany accounts and transactions are eliminated in consolidation.

Management's Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. As more information becomes known, actual results could differ from those estimates.

Investments

The Company classifies all of its fixed maturity investments as available-for -sale. Available-for-sale fixed maturities are carried at fair value with unrealized gains and losses, net of applicable taxes, reported in other comprehensive income.

Investment in real estate is carried at cost.

Short-term investments consist of investments with original maturities of three months to one year.

Cash equivalents consist of highly liquid investments with maturities of three months or less at the date of purchase and are carried at cost which approximates fair value.

Interest earned on investments is included in net investment income.

Office Furniture and Equipment

Office furniture and equipment is recorded at cost less accumulated depreciation using the 200% declining balance method over the estimated useful life of the respective assets.

Office Lease

The Company is currently located in approximately 2,700 square feet of leased office space at 3360 S.W. Harrison Street, Topeka, Kansas 66611. This three year lease commenced on July 11, 1996 and was renewed in July 1999 for a one year period that expires on July 31, 2000. Annual rent expense for the years ended December 31, 1999, 1998, and 1997 totaled $32,470, $31,671, and
$31,671, respectively.

Deferred Policy Acquisition Costs

Commissions and other costs of acquiring life insurance, which vary with, and are primarily related to, the production of new business have been deferred to the extent recoverable from future policy revenues and gross profits. The acquisition costs are being amortized over the premium paying period of the related policies using assumptions consistent with those used in computing policy reserves.

Future Policy Benefits

The liabilities for future policy benefits on the Company's life insurance products are computed using the net level premium method and assumptions as to investment yields, mortality, withdrawals and other assumptions, modified as necessary to reflect anticipated trends and to include provisions for possible unfavorable deviations. The assumptions utilized were 7.25% for investment yields, 1975-1980 select and ultimate tables for mortality, and Linton BA tables for withdrawal rates.

Annuity Contract Liabilities

Annuity Contract Liabilities are computed using the retrospective deposit method and consist of policy account balances before deduction surrender charges, which accrue to the benefit of policyholders. Premiums received on annuity contracts are recognized as an increase in a liability rather than premium income. Interest credited on annuity contracts is recognized as an expense.

Policyholder Premium Deposits

Policyholder premium deposits represent premiums received for the payment of future premiums on existing policyholder contracts. Interest is credited on these deposits at the rate of 6%. The premium deposits are recognized as an increase in a liability rather than premium income. Interest credited on the premium deposits is recognized as an expense.

Premiums

Life insurance premiums for limited payment contracts are recorded according to Statement of Financial Accounting Standard ("SFAS") No. 97. "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments." Any gross premium in excess of net premium is deferred and recognized in income in a constant relationship with insurance in force.

Federal Income Taxes

The Company uses the liability method of accounting for income taxes. Deferred income taxes are provided for cumulative temporary differences between balances of assets and liabilities determined under generally accepted accounting principles and balances determined for tax reporting purposes.

Reinsurance

Estimated reinsurance receivables are reported as assets and are recognized in a manner consistent with the liabilities related to the underlying reinsured contracts, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts."

Common Stock and Preferred Stock

The common stock is fully-paid and non-assessable with dividend rights subject to the prior rights of the holders of preferred stock (prior to its conversion to common stock) and has full voting rights. The preferred stock had no voting rights, had a par and liquidation value of $5.00 per share of which dividends, if and when declared, were to be paid at the rate of 6% of the par value, and was convertible into four shares of common stock until July 11, 1999 (discussed below).

All shareholder rights conferred by the Company's Articles and By-Laws vested in the subscribers immediately upon acceptance of the subscription by the Company. These rights include, inter alia, voting rights, liquidation and other preferences, etc. However, the actual issuance of ownership did not occur until July 11, 1999. Accordingly, the stock sold in the public offering was recorded as outstanding and not issued until July 11, 1999. Additionally, the share certificates issued were not tradeable until October 11, 1999.

Conversion of Preferred Stock

The public offering was sold in units consisting of one share of common and one share of preferred stock. Each preferred share was convertible into four shares of common stock. Pursuant to the terms of the Subscription Agreements, a subscriber could elect, at the time of the sale, to convert their shares of preferred stock to shares of common stock upon issuance of stock certificates. The subscriber was allowed to revoke this conversion during a six month period starting on the date the offering was completed. The offering was completed on January 11, 1999 and conversions were allowed until July 11, 1999. On
July 11, 1999, substantially all of the preferred shareholders converted their preferred shares to common shares.

Call of Preferred Stock

Before July 11, 1999, subscribers owning a total of 160 shares of preferred stock revoked the conversion election (discussed above). On December 10, 1999, the Company called those 160 shares of preferred stock at $5.00 per preferred share.

Net Loss Per Common Share

Basic and diluted earnings per share are calculated in accordance with Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share." All earnings and losses per share amounts for all periods have been presented to conform with the requirements of SFAS 128.

Net income (loss) per common share is based upon the weighted average number of common shares outstanding each year. Shares issued during the public stock offering are assumed to be outstanding for one half month of the month in which they are sold. For the year ended December 31, 1999, all shares are assumed to be outstanding for the entire period. Accordingly, the weighted average outstanding common shares were 5,468,860, 3,046,043 and 2,772,770 for the years ended December 31, 1999, 1998 and 1997, respectively.

3. Investments


The amortized cost and fair value of investments in fixed maturities at December 31, 1999 are summarized as follows (there were no investments in fixed maturities at December 31, 1998):

                                       Gross         Gross
                        Amortized    Unrealized    Unrealized      Fair
                           Cost        Gains         Losses        Value
                       -----------   ----------    ----------    -----------
December 31, 1999:
U.S. Government Bonds  $   239,781   $        -    $    1,094    $   238,687
Special Revenue Bonds      901,032            -        14,537        886,495
Corporate Bonds          1,166,354            -        20,434      1,145,920
Certificates of Deposit    360,000            -             -        360,000
                       -----------   ----------    ----------    -----------
                       $ 2,667,167   $        -    $   36,065    $ 2,631,102
                       ===========   ==========    ==========    ===========


The amortized cost and fair value of fixed maturities at December 31, 1999, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because certain borrowers may have the right to call or prepay obligations.

                                   Amortized Cost       Fair Value
                                   --------------      ------------
Due in one year or less            $            -      $          -
Due after one year through
 five years                               986,384           978,861
Due after five years through
 ten years                              1,680,783         1,652,241
                                   --------------      ------------
                                   $    2,667,167      $  2,631,102
                                   ==============      ============

The fair values for investments in fixed maturities are based on quoted market prices.

During 1999, the Company acquired approximately seven acres of land, located in Topeka, Kansas, at a total purchase price of $325,169. Management has tentative plans to construct a building on approximately one-third of this land, to be used as a home office. A definitive construction contract has yet to be executed. It is anticipated that the remaining portion of the land will be sold. Financing for the construction of the building has yet to be determined.

The carrying value of short-term investments approximates their fair value. At December 31, 1999 and 1998 the fair value of short-term investments was $7,649,382 and $10,718,261, respectively.

Included in short-term investments are securities which have a fair value of $411,535 at December 31, 1999 which are on deposit with the KID.

Interest income consists of interest earned on available-for-sale securities and short-term investments, which include certificates of deposit and U.S. Treasury Bills.


The following table shows the components of net investment income for the years ended December 31, 1999, 1998 and 1997:

                                          Years ended December 31,
                                    1999           1998            1997
                               ------------    ------------    ------------
Investment income
 Available-for-sale maturities $     18,079    $          -    $          -
 Short-term investments             530,723         348,591          75,162
                               ------------    ------------    ------------
 Gross investment income            548,802         348,591          75,162
 Investment expenses                 (4,812)              -               -
                               ------------    ------------    ------------
Net investment income          $    543,990    $    348,591    $     75,162
                               ============    ============    ============


4.  Concentrations of Credit Risk

Credit risk is limited by emphasizing investment grade securities and by diversifying the investment portfolio among government, special revenue, and corporate bonds. Credit risk is further minimized by investing in certificates of deposit. Certain certificates of deposit and cash balances exceed the maximum insurance protection of $100,000 provided by the Federal Deposit Insurance Corporation ("FDIC"). The principal of the certificates of deposit which exceed $100,000 is protected through additional insurance. Uninsured cash balances total $487,399 at December 31, 1999. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

5.  Other Assets

Included in "Other Assets" at December 31, 1999 is a $5,000 deposit the that Company placed in escrow with Columbian Title Insurance Company to purchase an additional tract of land, measuring approximately 500 X 90 feet, adjacent to the approximate seven acres acquired by the Company in November of 1999 (see "Investments"). Preliminary tests and surveys have been completed, and closing will occur no later than May 12, 2000 if the Company's offer of $81,081 is accepted. If closing occurs, this land will be used in conjunction with the existing seven acres (see "Investments").

6.  Federal Income Taxes


The Company does not file a consolidated federal income tax return with FLAC.
FLAC is taxed as a life insurance company under the provisions of the Internal Revenue Code and must file a separate tax return for its initial five years of existence. Federal income tax expense for the years ended
December 31, 1999, 1998, and 1997 consisted of the following:


                                          Years ended December 31,
                                    1999           1998            1997
                               ------------    ------------    ------------
Current                        $     (1,198)   $      4,444    $        993
Deferred                            155,850           4,277               -
                               ------------    ------------    ------------
Federal income tax expense     $    154,652    $      8,721    $        993
                               ============    ============    ============


Federal income tax expense differs from the amount computed by applying the statutory federal income tax rate of 34% as follows:

                                          Years ended December 31,
                                    1999           1998            1997
                               ------------    ------------    ------------
Federal income tax benefit
 at statutory rate             $      4,776    $   (112,510)   $   (213,037)

Small life insurance company
 deduction                                -         (11,037)              -
Increase in valuation allowance     187,869         135,182         215,287
Surtax exemptions                         -          (2,914)         (1,257)
Other                               (37,993)              -               -
                               ------------    ------------    ------------
Federal income tax expense     $    154,652    $      8,721    $        993
                               ============    ============    ============


Deferred federal income taxes reflect the impact of "temporary differences" between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. Significant components of the Company's net deferred tax liability are as follows:

                                                    December 31,
                                              1999               1998
                                         --------------     --------------
Deferred tax liability:
  Policy reserves                        $            -     $          201
  Due and deferred premiums                       2,912                  -
  Deferred policy acquisition costs             203,867              4,076
                                         --------------     --------------
Total deferred tax liability                    206,779              4,277

Deferred tax asset:
  Net unrealized investment losses               12,262                  -
  Policy reserves                                44,079                  -
  Reinsurance premiums                            2,573                  -
  Net operating loss carry forward            1,621,636          1,217,600
  Alternative minimum tax credit
   carry forward                                  1,198              1,198
                                         --------------     --------------
Total deferred tax asset                      1,681,748          1,218,798
Valuation allowance                          (1,622,834)        (1,218,798)
                                         --------------     --------------
Net deferred tax asset                           58,914                  -
                                         --------------     --------------

Net deferred tax liability               $      147,865     $        4,277
                                         ==============     ==============


The Company has net operating loss carry forwards of approximately $1,621,636 expiring in 2011 through 2019. These net operating loss carry forwards are not available to offset FLAC income. FLAC has alternative minimum tax credit carry forwards of $1,198, which have no expiration date. Federal income taxes of $20,100 and $993 were paid during 1999 and 1998, respectively.
There were no Federal Income taxes paid during 1997.

7.  Shareholders' Equity and Statutory Accounting Practices

FLAC prepares its statutory-basis financial statements in accordance with statutory accounting practices ("SAP") prescribed or permitted by the KID. Currently, "prescribed" statutory accounting practices include state insurance laws, regulations, and general administrative rules, as well as the National Association of Insurance Commissioners ("NAIC") Accounting Practices and Procedures Manual and a variety of other NAIC publications. "Permitted" statutory accounting practices encompass all accounting practices that are not prescribed; such practices may differ from state to state, may differ from company to company within a state, and may change in the future. The NAIC has adopted Statements of Statutory Accounting Principles (SSAP's), which represents the primary accounting guidance for life and health insurance companies. SSAP will change, to some extent, prescribed SAP and may result in changes to the accounting practices that FLAC uses to prepare its statutory-basis financial statements. Codification, which has been approved by the NAIC, will require adoption by the various states before it becomes the prescribed statutory basis of accounting for insurance companies domesticated within those states. Accordingly, before Codification becomes effective for FLAC, the KID must adopt Codification as the prescribed basis of accounting on which domestic insurers must report their statutory-basis results to the KID. At this time it is unclear whether the KID will adopt Codification. However, based on current information available, management believes that the impact of Codification will not be material to FLAC's statutory-basis financial statements.


Net income for 1999, 1998, and 1997 and capital and surplus at December 31, 1999, 1998, and 1997 for the Company's insurance operations as reported in these financial statements prepared in accordance with GAAP as compared to amounts reported in accordance with SAP prescribed or permitted by the KID are as follows:

                             GAAP                        SAP

                    Net Income  Capital and     Net Income  Capital and
                      (loss)      Surplus         (loss)      Surplus
                    ----------  -----------     ----------  -----------
1999                $  263,432  $ 3,317,386     $ (100,572) $ 2,880,773

1998                    57,959    3,063,584         47,931    3,050,432

1997                     5,625    1,205,625          6,221    1,206,221



Principal differences between GAAP and SAP include: a) costs of acquiring new policies are deferred and amortized for GAAP; b) benefit reserves are calculated using more current assumptions relating to investments, mortality and withdrawals for GAAP; c) deferred income taxes are provided for GAAP;
d) statutory asset valuation reserves are not required for GAAP;  and
e) available-for-sale fixed maturity investments are reported at fair value with unrealized gains and losses reported as a separate component of shareholders' equity for GAAP.

Statutory restrictions limit the amount of dividends which may be paid by FLAC to the Company. Generally, dividends during any year may not be paid without prior regulatory approval, in excess of the lesser of (a) 10% of statutory shareholder's surplus as of the preceding December 31, or (b) statutory net operating income for the preceding year. In addition, FLAC must maintain the minimum statutory capital and surplus, $1,200,000, required for life insurance companies domiciled in Kansas.

The KID imposes on insurance enterprises minimum risk-based capital ("RBC") requirements that were developed by the NAIC. The formulas for determining the amount of RBC specify various weighing factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by ratio (the "Ratio") of the enterprises regulatory total adjusted capital, as defined by the NAIC, to its authorized control level RBC, as defined by the NAIC. Enterprises below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. FLAC has a Ratio that is in excess of the minimum RBC requirements; accordingly, FLAC meets the RBC requirements.

8.  Reinsurance

To minimize the risk of claim exposure to surplus, the Company reinsures all amounts of risk on any one life in excess of $50,000 for individual life insurance. Accidental death benefits are 100% reinsured. All amounts greater than $50,000, as well as all accidental death policies, are ceded to the Company's reinsurer, Business Men's Assurance Company ("BMA"). At December 31, 1999 and 1998, the Company ceded $8,755,634 and $137,000, respectively, of insurance in-force and received reserve credits of $16,475 in 1999. Pursuant to the terms of the agreement, FLAC pays no reinsurance premiums on first year individual business. However, SFAS No. 113 requires the unpaid premium to be recognized as a first year expense and amortized over the estimated life of the reinsurance policies. FLAC records this unpaid premium as "Reinsurance premiums payable" in the accompanying balance sheet and recognized as "Reinsurance premiums ceded" in the accompanying income statement. A December 31, 1999, the unpaid reinsurance premiums totaled $11,845. To the extent that BMA is unable to fulfill its obligations under the reinsurance agreement, FLAC remains primarily liable. During 1999, FLAC paid $653 of reinsurance premiums.

9.  Related Party Transactions

Effective December 31, 1998, the Company entered into a service agreement with FLAC to provide personnel, facilities, and services to FLAC. The services to be performed pursuant to the service agreement are underwriting, claim processing, accounting, processing and servicing of policies, and other services necessary to facilitate FLAC's business. The agreement is in effect until either party provides ninety days written notice of termination. Under the agreement, FLAC pays monthly fees based on life premiums delivered by FLAC. The percentages are 25% of first year life premiums; 40% of second year life premiums; 30% of third year life premiums, 20% of fourth year life premiums and 10% of life premiums in years five and thereafter. FLAC will retain general insurance expenses related to its sales agency, such as agent training and licensing, agency meeting expenses, and agent's health insurance. Pursuant to the terms of the agreement, FLAC had incurred expenses of $275,375 and $4,081 for the years ended December 31, 1999 and 1998, respectively.

The Company has contracted with First Alliance Corporation ("FAC") of Lexington, Kentucky to provide underwriting and accounting services for FLAC and the Company. Under the terms of the management agreement, the Company pays fees based on a percentage of delivered premiums of FLAC. The percentages are 5.5% for first year premiums; 4% of second year premiums; 3% of third year premiums; 2% of fourth year premiums and 1% for years six through ten for ten year policies and .5% in years six through twenty for twenty year policies. Pursuant to the agreement, the Company incurred $60,531 and $816 of management fees during 1999 and 1998, respectively.
FAC also owns approximately 9.6% of the Company's outstanding common shares.

10.  Fair Values of Financial Instruments

The fair values of financial instruments, and the methods and assumptions used in estimating their fair values, are as follows:

Fixed Maturities

Fixed maturities are carried at fair value in the accompanying consolidated balance sheets. The fair value of fixed maturities are based on quoted market prices. At December 31, 1999, the fair value of fixed maturities was $2,631,102. There were no fixed maturities at December 31, 1998.

Short-term Investments

The carrying value of short-term investments approximates their fair value. At December 31, 1999 and 1998 the fair value of short-term investments was $7,649,382 and $10,718,261, respectively.

Cash and Cash Equivalents

The carrying values of cash and cash equivalents approximate their fair values. At December 31, 1999 and 1998 the fair value of cash and cash equivalents was $793,885 and $624,919, respectively.

11.  Comprehensive Income

In 1998, the Financial Accounting and Standards Board issued Statement of Financial Accounting Standard ("SFAS") No. 130, "Reporting Comprehensive Income." SFAS 130 requires the detail of comprehensive income for the reporting period be disclosed in the financial statements. Comprehensive income consists of net income or loss for the current period adjusted for income, expenses gains and losses that are reported as a separate component of shareholders' equity rather than in the statement of operations. The financial statements have been prepared in accordance with SFAS 130.


The components of comprehensive income (loss) along with the related tax effects are presented for 1999, 1998, and 1997. There was no comprehensive income (loss) reported during 1998 or 1997 because there were no investments in fixed maturities until 1999.

                                     1999           1998            1997
                                 ------------    ------------    ------------
Unrealized gain/(loss) on
 available-for-sale securities:
  Unrealized holding gain/(loss)
   during the period             $    (36,065)   $          -    $          -
  Tax benefit/(expense)                12,262               -               -
                                 ------------    ------------    ------------
Other comprehensive income/(loss)$    (23,803)   $          -    $          -
                                 ============    ============    ============

Net income/(loss)                $   (140,604)   $   (339,634)   $   (627,573)
 Other comprehensive income/
  (loss) net of tax effect:
   Unrealized investment
    gain/(loss)                       (23,803)              -               -
                                 ------------    ------------    ------------
Comprehensive income/(loss)      $   (164,407)   $   (339,634)   $   (627,573)
                                 ============    ============    ============

Net income/(loss) per common
 share - basic and diluted       $       (.03)   $       (.11)   $       (.23)
                                 ============    ============    ============


12.  Segment Information

Prior to 1998 segment data has been presented on an "industry approach" in accordance with SFAS No. 14.  SFAS No. 131, "Disclosures about Segments of an
Enterprise and Related Information," become effective for 1998 and superseded
SFAS No. 14.  SFAS No. 131 requires a "management approach" (how management internally evaluates the operating performance of its business units) in the presentation of business segments.  The segment data that follows has been prepared in accordance with SFAS No. 131.  The operations of the Company and its subsidiaries have been classified into two operating segments as follows:
life and annuity insurance operations and corporate operations. Segment information as of December 31, 1999, 1998 and 1997 and for the years then ended is as follows:
                                     1999           1998            1997
                                 ------------    ------------    ------------
Revenues:
 Life and annuity
  insurance operations           $  1,243,323    $     91,848    $     31,618
 Corporate operations                 390,954         273,068          43,544
                                 ------------    ------------    ------------
Total                            $  1,634,277    $    364,916    $     75,162
                                 ============    ============    ============

Income (loss) before
 income taxes:
 Life and annuity
  insurance operations           $    418,084    $     66,680    $      6,618
 Corporate operations                (404,036)       (397,593)       (633,198)
                                 ------------    ------------    ------------
Total                            $     14,048    $   (330,913)   $   (626,580)
                                 ============    ============    ============

Assets:
 Life and annuity
  insurance operations           $  4,255,380    $  3,113,186    $  1,231,618
 Corporate operations               8,125,955       8,395,825       1,914,878
                                 ------------    ------------    ------------
Total                            $ 12,381,335    $ 11,509,011    $  3,146,496
                                 ============    ============    ============

Depreciation and
 amortization expense:
 Life and annuity
  insurance operations           $    234,522    $        229    $          -
 Corporate operations                  14,916          11,547           6,448
                                 ------------    ------------    ------------
Total                            $    249,438    $     11,776    $      6,448
                                 ============    ============    ============
